1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 25, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE
2009 FIRST EXTRAORDINARY GENERAL MEETING,
2009 SECOND CLASS MEETING OF THE HOLDERS OF A SHARES
AND
2009 SECOND CLASS MEETING OF THE HOLDERS OF H SHARES

At the 2009 First Extraordinary General Meeting, 2009 Second Class Meeting of the Holders of A Shares and 2009 Second Class Meeting of the Holders of H Shares held on 24 August 2009, all resolutions set out in the Notice of the 2009 First Extraordinary General Meeting, Notice of 2009 Second Class Meeting of the Holders of A Shares, Notice of 2009 Second Class Meeting of the Holders of H Shares all dated 9 July 2009 were duly passed.

References are made to the Notice of the 2009 First Extraordinary General Meeting, Notice of 2009 Second Class Meeting of the Holders of A Shares and Notice of 2009 Second Class Meeting of the Holders of H Shares of Aluminum Corporation of China Limited (the "Company") all dated 9 July 2009 (the "Notices") and the circular dated 9 July 2009 (the "Circular"). Terms used in this announcement shall have the same meanings as defined in the Circular unless the context requires otherwise.

I.	PARTICULARS OF THE MEETINGS

1.	Time of the meetings:

(1)	Time of on-site meeting of the 2009 First EGM: at 10:30 a.m. on 24 August 2009.

(2)	Time of on-site meeting of the 2009 Second Class Meeting of the Holders of A Shares: at 11:00 a.m. on 24 August 2009.

(3)	Time of on-site meeting of the 2009 Second Class Meeting of the Holders of H Shares: at 11:15 a.m. on 24 August 2009.

2.	Time of network voting for both the 2009 First EGM and the 2009 Second Class Meeting of the Holders of A Shares: from 9:30 a.m. to 11:30 a.m. and from 1:00 p.m. to 3:00 p.m. on 24 August 2009.

3.	Venue of on-site meeting: the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

4.

Way of convening the meeting: both on-site voting and network voting were adopted for the 2009 First EGM and the 2009 Second Class Meeting of the Holders of A Shares; on-site voting was adopted for the 2009 Second Class Meeting of H Shares.

5.	Convenor of the meetings: the board of directors of the Company (the "Board").

6.	Chairman of the meetings: Chairman of the Board, Mr. Xiong Weiping.

7.	The meetings were held in compliance with the PRC Company Law and the Articles of Association of the Company (the "Articles").

II.	ATTENDANCE OF THE MEETINGS

1.	The 2009 First EGM

As at the date of the 2009 First EGM, the Company has 13,524,487,892 shares in issue, of which 5,656,357,299 shares were held by Chinalco and its associates. In respect of all the resolutions set out in the Notice of 2009 First EGM, the total number of shares entitling the holders to attend and vote for or against all the resolutions through on-site voting or network voting at the meeting was 13,524,487,892 shares; there was no share entitling the holders to attend and vote only against all the resolutions at the meeting. 13 shareholders and proxies attended the on-site meeting, representing 7,936,095,471 A shares, 1,436,893,482 H shares; 67 Holders of A Shares attended network voting, representing 1,444,167 shares, accounting for 58.68%, 10.62% and 0.01% of the total issued shares of the Company respectively.

2.	The 2009 Second Class Meeting of the Holders of A Shares

As at the date of the 2009 Second Class Meeting of the Holders of A Shares, the Company had 9,580,521,924 A shares in issue, of which 5,656,357,299 A shares were held by Chinalco and its associates. In respect of the resolutions set out in the Notice of 2009 Second Class Meeting of the Holders of A Shares, the total number of shares entitling the holders to attend and vote for or against all the resolutions through on-site voting or network voting at the meeting is 9,580,521,924 shares; there was no share entitling the holders to attend and vote only against all the resolutions at the meeting. 11 shareholders and proxies attended the on-site meeting, representing 7,936,095,471 shares; 67 A Shareholders attended network voting, representing 1,444,167 shares, accounting for 82.84% and 0.02% of the total issued A shares of the Company respectively.

3.	The 2009 Second Class Meeting of the Holders of H Shares

As at the date of the 2009 Second Class Meeting of the Holders of H Shares, the Company has 3,943,965,968 H shares in issue. In respect of the resolutions set out in the Notice of 2009 Second Class Meeting of the Holders of H Shares, the total number of shares entitling the holders to attend and vote for or against all the resolutions at the meeting is 3,943,965,968 shares; there was no share entitling the holders to attend and vote only against all the resolutions at the meeting. Shareholders and proxies who attended the meeting represented 3,930,135,633 shares, representing 99.65% of the total 3,943,965,968 H shares of the Company. 3 shareholders and proxies attended and voted at the on-site meeting, representing 1,424,098,532 shares and accounting for 36.11% of the total issued H shares of the Company.

III.	RESOLUTIONS CONSIDERED

All of the following resolutions were considered and passed by way of voting by poll at the meetings:

(I)	2009 First EGM

SPECIAL RESOLUTIONS

1.	Approved the respective resolutions in relation to the plan for the proposed A Share Issue by the Company by separate resolutions

1.1	Approved the resolution in relation to type of shares and nominal value

9,367,128,624 shares were cast for the resolution, 6,169,605 shares were cast against the resolution and 1,124,366 shares were cast for abstained votes. The shares for affirmative votes represented 99.9342% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.2	Approved the resolution in relation to method of issue

9,366,551,049 shares were cast for the resolution, 6,217,911 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9337% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.3	Approved the resolution in relation to target subscribers

9,366,139,799 shares were cast for the resolution, 6,063,911 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9353% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.4	Approved the resolution in relation to lock-up period

9,366,943,149 shares were cast for the resolution, 6,199,611 shares were cast against the resolution and 1,099,910 shares were cast for abstained votes. The shares for affirmative votes represented 99.9339% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.5	Approved the resolution in relation to subscription method

9,366,314,199 shares were cast for the resolution, 5,931,686 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9367% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.6	Approved the resolution in relation to number of A Shares to be issued

9,366,745,849 shares were cast for the resolution, 6,260,786 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9332% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.7	Approved the resolution in relation to the pricing base date and price of the issue

9,363,615,949 shares were cast for the resolution, 8,865,111 shares were cast against the resolution and 1,099,910 shares were cast for abstained votes. The shares for affirmative votes represented 99.9054% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.8	Approved the resolution in relation to the place of listing

9,366,740,099 shares were cast for the resolution, 5,845,136 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9376% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.9	Approved the resolution in relation to the use of proceeds

9,363,592,949 shares were cast for the resolution, 8,681,236 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9074% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.10	Approved the resolution in relation to the arrangements with regard to the cumulated profits not distributed

9,366,348,199 shares were cast for the resolution, 6,107,386 shares were cast against the resolution and 1,099,910 shares were cast for abstained votes. The shares for affirmative votes represented 99.9348% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.11	Approved the resolution in relation to period of validity of the A Share Issue resolutions

9,366,636,724 shares were cast for the resolution, 5,932,936 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9367% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

2.	Approved the resolution in relation to "Detailed Plan for the Private Offering of A Shares" of the Company

9,366,209,224 shares were cast for the resolution, 6,959,136 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9258% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

3.	Approved the resolution in relation to authorizations to the Board in connection with the proposed A Share Issue

9,366,204,481 shares were cast for the resolution, 6,971,536 shares were cast against the resolution and 1,248,878 shares were cast for abstained votes. The shares for affirmative votes represented 99.9256% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

ORDINARY RESOLUTIONS

4.	Approved the resolution in relation to the Company's compliance with the conditions for Private Offering of A Shares

9,367,347,449 shares were cast for the resolution, 6,810,151 shares were cast against the resolution and 275,520 shares were cast for abstained votes. The shares for affirmative votes represented 99.9274% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

5.	Approved the resolution in relation to the "The Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report".

9,367,302,874 shares were cast for the resolution, 5,991,311 shares were cast against the resolution and 1,124,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9361% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

6.	Approved the resolution in relation to the "Feasibility Analysis Report on the Use of Proceeds to be Raised by the Private Offering of A Shares of the Company".

9,366,776,574 shares were cast for the resolution, 6,281,811 shares were cast against the resolution and 1,114,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9330% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

(II)	2009 Second Class Meeting of the Holders of A Shares

SPECIAL RESOLUTIONS

1.	Approved the respective resolutions in relation to the plan for the proposed A Share Issue by the Company by separate resolutions

1.1	Approved the resolution in relation to type of shares and nominal value

7,936,313,492 shares were cast for the resolution, 101,780 shares were cast against the resolution and 1,124,366 shares were cast for abstained votes. The shares for affirmative votes represented 99.9987% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.2	Approved the resolution in relation to method of issue

7,936,178,492 shares were cast for the resolution, 101,336 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9987% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.3	Approved the resolution in relation to target subscribers

7,936,178,492 shares were cast for the resolution, 101,336 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9987% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.4	Approved the resolution in relation to lock-up period

7,936,178,492 shares were cast for the resolution, 261,236 shares were cast against the resolution and 1,099,910 shares were cast for abstained votes. The shares for affirmative votes represented 99.9967% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.5	Approved the resolution in relation to subscription method

7,936,178,492 shares were cast for the resolution, 101,336 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9987% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.6	Approved the resolution in relation to number of A Shares to be issued

7,936,178,492 shares were cast for the resolution, 101,336 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9987% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.7	Approved the resolution in relation to the pricing base date and price of the issue

7,936,178,492 shares were cast for the resolution, 261,236 shares were cast against the resolution and 1,099,910 shares were cast for abstained votes. The shares for affirmative votes represented 99.9967% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.8	Approved the resolution in relation to the place of listing

7,936,178,492 shares were cast for the resolution, 101,336 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9987% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.9	Approved the resolution in relation to the use of proceeds

7,936,178,492 shares were cast for the resolution, 101,336 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9987% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.10	Approved the resolution in relation to the arrangements with regard to the cumulated profits not distributed

7,936,178,492 shares were cast for the resolution, 261,236 shares were cast against the resolution and 1,099,910 shares were cast for abstained votes. The shares for affirmative votes represented 99.9967% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.11	Approved the resolution in relation to period of validity of the A Share Issue resolutions

7,936,178,492 shares were cast for the resolution, 101,336 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9987% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

2.	Approved the resolution in relation to "Detailed Plan for the Private Offering of A Shares" of the Company

7,936,178,492 shares were cast for the resolution, 101,336 shares were cast against the resolution and 1,259,810 shares were cast for abstained votes. The shares for affirmative votes represented 99.9987% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

3.	Approved the resolution in relation to authorizations to the Board in connection with the proposed A Share Issue

7,936,189,424 shares were cast for the resolution, 101,336 shares were cast against the resolution and 1,248,878 shares were cast for abstained votes. The shares for affirmative votes represented 99.9987% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

(III)	2009 Second Class Meeting of the Holders of H Shares

SPECIAL RESOLUTIONS

1.	Approved the respective resolutions in relation to the plan for the proposed A Share Issue by the Company

1.1	Approved the resolution in relation to type of shares to be issued and their nominal value

1,419,061,132 shares were cast for the resolution, 5,031,825 shares were cast against the resolution and no share was cast for abstained votes. The shares for affirmative votes represented 99.6467% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.2	Approved the resolution in relation to method of issue

1,418,618,557 shares were cast for the resolution, 5,080,575 shares were cast against the resolution and no share was cast for abstained votes. The shares for affirmative votes represented 99.6431% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.3	Approved the resolution in relation to target subscribers

1,418,207,307 shares were cast for the resolution, 4,926,575 shares were cast against the resolution and no share was cast for abstained votes. The shares for affirmative votes represented 99.6538% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.4	Approved the resolution in relation to lock-up period

1,419,010,657 shares were cast for the resolution, 4,902,375 shares were cast against the resolution and no share was cast for abstained votes. The shares for affirmative votes represented 99.6557% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.5	Approved the resolution in relation to subscription method

1,418,381,707 shares were cast for the resolution, 4,794,350 shares were cast against the resolution and no share was cast for abstained votes. The shares for affirmative votes represented 99.6631% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.6	Approved the resolution in relation to number of A Shares to be issued

1,418,813,357 shares were cast for the resolution, 5,123,450 shares were cast against the resolution and no share was cast for abstained votes. The shares for affirmative votes represented 99.6402% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.7	Approved the resolution in relation to the pricing base date and price of the issue

1,415,683,457 shares were cast for the resolution, 7,567,875 shares were cast against the resolution and no share was cast for abstained votes. The shares for affirmative votes represented 99.4683% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.8	Approved the resolution in relation to the place of listing

1,418,807,607 shares were cast for the resolution, 4,707,800 shares were cast against the resolution and no share was cast for abstained votes. The shares for affirmative votes represented 99.6693% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.9	Approved the resolution in relation to the use of proceeds

1,415,660,457 shares were cast for the resolution, 7,543,900 shares were cast against the resolution and no share was cast for abstained votes. The shares for affirmative votes represented 99.4699% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.10	Approved the resolution in relation to the arrangements with regard to the cumulated profits not distributed

1,418,415,707 shares were cast for the resolution, 4,810,150 shares were cast against the resolution and no share was cast for abstained votes. The shares for affirmative votes represented 99.6620% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

1.11	Approved the resolution in relation to period of validity of the A Share Issue resolutions

1,418,704,232 shares were cast for the resolution, 4,795,600 shares were cast against the resolution and no share was cast for abstained votes. The shares for affirmative votes represented 99.6631% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

2.	Approved the resolution in relation to "Detailed Plan for the Private Offering of A Shares" of the Company

1,418,276,732 shares were cast for the resolution, 5,821,800 shares were cast against the resolution and no share was cast for abstained votes. The shares for affirmative votes represented 99.5912% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

3.	Approved the resolution in relation to authorizations to the Board in connection with the proposed A Share Issue

1,418,261,057 shares were cast for the resolution, 5,834,200 shares were cast against the resolution and no share was cast for abstained votes. The shares for affirmative votes represented 99.5903% of the total shares with voting rights held by shareholders (or their authorised proxies) who were present at the meeting.

IV.	Lawyer as Witness

The meetings were witnessed by a lawyer from Jincheng Tongda & Neal ("JT&N"), Beijing, the legal adviser of the Company, who issued a legal opinion on the meetings, pursuant to which JT&N was of the view that the convening of and the procedures for holding the meetings, the voting procedures adopted, the eligibility of the person who convened the meetings and the eligibility of shareholders (or their authorized proxies) who attended the meetings were in compliance with the relevant requirements of relevant laws and the Articles of Association of the Company and that the voting results of the meetings were valid.

V.	Scrutineer

Hong Kong Registrars Limited, the H share registrar and transfer office of the Company, authorized Jincheng Tongda & Neal, Beijing to act as the scrutineer of the 2009 First EGM, 2009 Second Class Meeting of the Holders of A Shares and 2009 Second Class Meeting of the Holders of H Shares for the purpose of vote-taking on its behalf.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
24 August 2009

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary